Exhibit 99.2

Hydro One announces appointment of Acting Chief Financial Officer

TORONTO, September 7, 2018 – Hydro One Limited (“Hydro One”), Ontario’s largest electricity transmission and distribution company, is pleased to announce the appointment of Chris Lopez as Acting Chief Financial Officer effective September 6, 2018. Paul Dobson will continue in his role as the company’s Acting President and Chief Executive Officer.

Mr. Lopez was most recently the Senior Vice President of Finance at Hydro One with responsibility for accounting, treasury, business planning and tax. Mr. Lopez has 19 years of experience in the utilities industry in Canada and Australia. Before joining Hydro One in 2016, Mr. Lopez held executive roles at TransAlta Corporation.

“Chris has significant financial and utilities experience and a proven track record for delivering financial success,” said Paul Dobson, Acting President and CEO, Hydro One. “Over the past two years, Chris has distinguished himself as a leader who has been instrumental in securing financing at favourable rates and delivering successful productivity programs.”

More information about Hydro One’s leadership can be found here.

About Hydro One:

We are Ontario’s largest electricity transmission and distribution provider with more than 1.3 million valued customers, over C$25 billion in assets and 2017 annual revenues of nearly C$6 billion. Our team of over 7,400 skilled and dedicated regular and non-regular employees proudly and safely serves suburban, rural and remote communities across Ontario through our 30,000 circuit km of high-voltage transmission and 123,000 circuit km of primary distribution networks. We are one of only six utility companies in Canada to achieve the Sustainable Electricity Company designation from the Canadian Electricity Association. We also provide advanced broadband telecommunications services on a wholesale basis utilizing our extensive fibre optic network through Hydro One Telecom Inc. Hydro One Limited’s common shares are listed on the Toronto Stock Exchange (TSX: H). For more information about everything Hydro One, please visit www.HydroOne.com.

Forward-Looking Statements and Information:

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For further information:

Investors:

Omar Javed, Vice President, Investor Relations

investor.relations@hydroone.com, 416-345-5943

Media:

Jay Armitage, Director, Corporate Communications

media.relations@hydroone.com, 416-345-6868